FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER
SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)
AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS

Item 1.	REPORTING ISSUER

Cardiome Pharma Corp.
6190 Agronomy Road, 6th Floor
Vancouver, BC V6T 1Z3

Item 2.	DATE OF MATERIAL CHANGE

May 16, 2005

Item 3.	PRESS RELEASE

May 16, 2005 - Vancouver, British Columbia

Item 4.	SUMMARY OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has been selected to become a member of the NASDAQ Biotechnology Index® (Nasdaq: NBI - News). Cardiome’s inclusion in the index will become effective with the market open on Monday, May 23, 2005.

Item 5.	FULL DESCRIPTION OF MATERIAL CHANGE

Cardiome Pharma Corp announced that it has been selected to become a member of the NASDAQ Biotechnology Index® (Nasdaq: NBI - News). Cardiome’s inclusion in the index will become effective with the market open on Monday, May 23, 2005.

The NASDAQ Biotechnology Index is the basis for the iShares Nasdaq Biotechnology Index(SM) Fund (Amex: IBB - News), which seeks investment results that generally correspond to the price and yield performance of the NASDAQ Biotechnology Index before fees and expenses. In addition, options based on the NASDAQ Biotechnology Index and the iShares Nasdaq Biotechnology Index Fund trade on various exchanges

Item 6.	RELIANCE ON SECTION 85(2) OF THE SECURITIES ACT (BRITISH COLUMBIA) AND EQUIVALENT LEGISLATION OF OTHER JURISDICTIONS Not Applicable.

Item 7.	OMITTED INFORMATION Not Applicable.

Item 8.	SENIOR OFFICER

Name:	Christina Yip
Title:	Vice President, Finance and Administration
Phone No.:	604-677-6905

Item 9.	STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia, this 27th day of May, 2005.

CARDIOME PHARMA CORP.

Per:

Christina Yip, Vice President, Finance and Administration

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.